June 30, 2025

Joseph La Rosa
Chief Executive Officer
La Rosa Holdings Corp.
1420 Celebration Blvd., 2nd Floor
Celebration, FL 34747

       Re: La Rosa Holdings Corp.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 27, 2025
           File No. 333-284962
Dear Joseph La Rosa:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 27, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed June 27, 2025
General

1. We note your disclosure regarding the Amendment and Exchange Agreement entered into on June 18, 2025, which resulted in the exchange of all of the selling stockholder's incremental warrants for 6,000 shares of your Series B Convertible
       Preferred Stock. As it appears that the Series B shares are immediately convertible into common stock, please provide us with your analysis as to why it is not appropriate to register the Series B shares and the underlying common shares on this registration statement. Refer to Securities Act Compliance & Disclosure Interpretations Questions 103.04 and 139.01.
 June 30, 2025
Page 2

       Please contact Pearlyne Paulemon at 202-551-8714 or Isabel Rivera at 202-551-3518
with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Ross David Carmel